UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05459T101

(CUSIP Number)

Helen Chao, Esq.

c/o Axesstel, Inc.

6815 Flanders Dr., Suite 210

San Diego, CA 92121

858-625-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	CUSIP No. 205826209

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike H.P. Kwon
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) N/A (b) N/A
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A
6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7)    SOLE VOTING POWER

                3,259,635 (Includes right to acquire 236,901 shares)

  8)    SHARED VOTING POWER

                None

  9)    SOLE DISPOSITIVE POWER

                3,259,635 (Includes right to acquire 236,901 shares)

10)    SHARED DISPOSITIVE POWER

                None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,259,635 (Includes right to acquire 236,901 shares)
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (based on 22,201,136 shares outstanding on July 1, 2005)
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D	CUSIP No. 205826209

BACKGROUND

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Axesstel, Inc., a Nevada corporation (the “issuer”), whose principal executive offices are located at 6815 Flanders Dr., Suite 210, San Diego, CA 92121.

Item 2. Identity and Background

(a)	Mike H.P. Kwon

(b)	c/o Axesstel, Inc., 6815 Flanders Dr., Suite 210, San Diego, CA 92121

(c)	Chairman of the board and CEO of the issuer whose principal business is the design, development and marketing of fixed wireless voice and data products and whose principal business address is 6815 Flanders Dr., Suite 210, San Diego, CA 92121

(d)/(e)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining further violations of, or prohibitions or mandatory activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 1,637,460 shares, the acquisition of which is reported in this Schedule 13D was $247,225.17. The source of the aggregate purchase price was the personal funds of the reporting person. See attached Schedule 1.

Item 4. Purpose of Transaction

(a)-(j)	The reporting person has acquired the Common Stock for investment purposes. The reporting person will continue to evaluate his ownership and voting position in the issuer and has not as yet determined which of the courses of action specified in this paragraph he may ultimately take, except that, in order to diversify his investment portfolio, effective as of June 14, 2005, the reporting person adopted a Rule 10b5-1 trading plan pursuant to which certain future sales of the issuer’s Common Stock may be effected.

SCHEDULE 13D	CUSIP No. 205826209

In addition, the reporting person may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and thus he retains his right to modify his purpose or purposes described above with respect to such transactions to acquire or dispose of securities of the issuer and to participate in, formulate and/or respond to plans and proposals that could result in the occurrence of any such events.

Item 5. Interest in Securities of the Issuer

(a) As of July 22, 2005, the reporting person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,259,635 shares of Common Stock, which includes 236,901 shares issuable upon the exercise of options and warrants that are exercisable within 60 days of July 22, 2005. The reporting person beneficially owns approximately 14.5% of the outstanding shares of Common Stock based on 22,201,136 shares outstanding as of July 1, 2005.

(b) As of July 22, 2005, the reporting person has sole power to vote or direct the disposition of 3,259,635 shares of Common Stock.

(c) The reporting person has not effected any transaction in the Common Stock within the past 60 days.

(d) A portion of the shares of Common Stock beneficially owned by the reporting person may be owned with the reporting person’s spouse as community property under the laws of the State of California.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person is a party to the following contracts and arrangements with the issuer with respect to the acquisition of Common Stock from the issuer:

(i)	Warrant Agreement dated May 1, 2002 pursuant to which reporting person may acquire up to 65,974 shares of Common Stock at an exercise price of $0.07 per share. The form of Warrant Agreement is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

(ii)	Stock option agreement pursuant to which the reporting person may acquire up to 47,677 shares of Common Stock at an exercise price of $0.26 per share under the issuer’s 2001 Stock Option Plan. The 2001 Stock Option Plan and the form Notice of Grant of Stock Option and Stock Option Agreement are attached as Exhibits 99.2, 99.3 and 99.4, respectively, to this Schedule 13D and incorporated herein by reference.

SCHEDULE 13D	CUSIP No. 205826209

(iii)	Stock option agreement pursuant to which the reporting person may acquire up to 104,500 shares of the issuer’s Common Stock at an exercise price of $0.60 per share under the issuer’s September 2002 Stock Option Plan. 104,500 shares are exercisable by the reporting person within 60 days of July 22, 2005. The form Stock Option Agreement used in connection with the September 2002 Stock Option Plan is attached as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

(iv)	Stock option agreement pursuant to which the reporting person may acquire up to 300,000 shares of Common Stock at an exercise price of $3.41 per share under the issuer’s 2004 Equity Incentive Plan. 18,750 shares subject to this option are exercisable by the reporting person within 60 days of July 22, 2005. The 2004 Equity Incentive Plan and the form Stock Option Agreement used in connection with the 2004 Equity Incentive Plan are attached as Exhibits 99.6 and 99.7, respectively, to this Schedule 13D and incorporated herein by reference.

Other than the agreements reflected above, the reporting person has not entered into any contract, arrangement or understanding with respect to the Common Stock. None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7. Material to be Filed as Exhibits

The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
99.1	Form of Warrant Agreement to Mike H.P. Kwon and Satoru Yukie (incorporated by reference to Exhibit 10.43 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.2	2001 Stock Option Plan (incorporated by reference to Exhibit 10.36 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.3	Form Notice of Grant of Stock Option (2001 Stock Option Plan) (incorporated by reference to Exhibit 10.37 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.4	Form Stock Option Agreement (2001 Stock Option Plan) (incorporated by reference to Exhibit 10.38 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.5	Form Stock Option Agreement (September 2002 Stock Option Plan, March 2003 Stock Option Plan, September 2003 Stock Option Plan) (incorporated by reference to Exhibit 10.40 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.6	2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.42 to the issuer’s Form SB-2/A, File No. 333-119760, filed October 29, 2004)

99.7	Form Stock Option Agreement (2004 Equity Incentive Plan) (incorporated by reference to Exhibit 99.3 of the Form 8-K filed on January 12, 2005)

SCHEDULE 13D	CUSIP No. 205826209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2005

/s/ Mike H.P. Kwon
Mike H.P. Kwon

SCHEDULE 13D	CUSIP No. 205826209

Schedule 1

Transactions referred to in this Schedule 13D

Share Purchases

Date	# of Shares	Price per Share	Total Cost	Source of Funds
03/24/05	3,000[1]	$3.132	$9,396.00	personal funds
03/25/04	2,000[1]	2.983	5,966.00	personal funds
03/26/04	1,500[1]	3.034	4,551.00	personal funds
03/29/04	1,500[1]	2.950	4,425.00	personal funds
10/21/04	300,000[2]	.26	78,000.00	personal funds
01/06/05	272,763[2]	.26	70,918.38	personal funds
03/02/05	701,973[3]	.07	49,138.11	personal funds
03/23/05	354,724[3]	.07	2,4830.68	personal funds

Total:	1,637,460		$247,225.17

[1]	Open Market Purchase
[2]	Exercise of Employee Stock Option
[3]	Exercise of Warrant to Purchase Common Stock